UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Terrapin 3 Acquisition Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

88104P 104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104P 104
1.	Name of Reporting Persons Apple Orange LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,431,488
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,431,488
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,431,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88104P 104
1.	Name of Reporting Persons Terrapin Partners Employee Partnership 3, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,379,329
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,379,329
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,379,329
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88104P 104
1.	Name of Reporting Persons Nathan Leight
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,866,878
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,866,878
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,866,878
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.5%*
12.	Type of Reporting Person (See Instructions) IN

* Represents (i) 2,431,488 shares of Class F common stock held by Apple Orange LLC, acquired pursuant to a certain Securities Subscription Agreement, dated as of December 31, 2013 by and between the Issuer and Apple Orange LLC; (ii) 1,379,329 shares of Class F common stock held by Terrapin Partners Employee Partnership 3, LLC, acquired pursuant to a certain Securities Subscription Agreement, dated as of December 31, 2013 by and between the Issuer and Terrapin Partners Employee Partnership 3, LLC; and (iii) 56,061 shares of Class F common stock held by Terrapin Partners Green Employee Partnership LLC. Nathan Leight, the Chairman of the Issuer, is the sole managing member of Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC and has sole voting and dispositive control over such securities. Mr. Leight disclaims beneficial ownership over any securities owned by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC in which he does not have any pecuniary interest.

Item 1(a).	Name of Issuer

Terrapin 3 Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

590 Madison Avenue, 35th Floor, New York, NY 10022

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Apple Orange LLC

(ii)	Terrapin Partners Employee Partnership 3, LLC

(iii)	Nathan Leight

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Terrapin 3 Acquisition Corporation, 590 Madison Avenue, 35th Floor, New York, NY 10022.

Item 2(c).	Citizenship

(i)	Apple Orange LLC is a limited liability company formed in the State of Delaware.
(ii)	Terrapin Partners Employee Partnership 3, LLC is a limited liability company formed in the State of Delaware.
(iii)	Nathan Leight is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.*

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class F common stock. Currently, Class F common stock is convertible into Class A common stock on a one-for-one basis. In the case that additional shares of Class A common stock, or equity-linked securities, are deemed issued in excess of the amounts offered pursuant to the Issuer’s initial public offering (the “IPO”) and related to the closing of the Issuer’s initial business combination (the “Business Combination”), the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of Class A common stock sold pursuant to the IPO plus all common shares or equity-linked securities deemed to be issued in connection with the Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination or pursuant to warrants issued to the Issuer’s sponsors (including Apple Orange LLC) plus the Class F common stock and the Class A common stock (but not the warrants) issued pursuant to the contingent forward purchase contract entered into by and between the Issuer and MIHI LLC.

Item 2(e).	CUSIP Number

88104P 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Apple Orange LLC owns an aggregate of 2,431,488 shares of the Issuer’s Class F common stock, representing 9.1% of the total common stock issued and outstanding. Terrapin Partners Employee Partnership 3, LLC owns an aggregate of 1,379,329 shares of the Issuer’s Class F common stock, representing 5.2% of the total common stock issued and outstanding. Mr. Leight owns an aggregate of 3,866,878 shares of the Issuer’s Class F common stock, representing 14.5% of the total common stock issued and outstanding. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 17, 2015

APPLE ORANGE LLC a Delaware limited liability company

By:	/s/ Nathan Leight
Name:	Nathan Leight
Title:	Managing Member

TERRAPIN PARTNERS EMPLOYEE PARTNERSHIP 3, LLC a Delaware limited liability company

By:	/s/ Nathan Leight
Name:	Nathan Leight
Title:	Managing Member

/s/ Nathan Leight
Nathan Leight

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Terrapin 3 Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 17, 2015.

APPLE ORANGE LLC a Delaware limited liability company

By:	/s/ Nathan Leight
Name:	Nathan Leight
Title:	Managing Member

TERRAPIN PARTNERS EMPLOYEE PARTNERSHIP 3, LLC a Delaware limited liability company

By:	/s/ Nathan Leight
Name:	Nathan Leight
Title:	Managing Member

/s/ Nathan Leight
Nathan Leight